# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NOVARTIS AG, CIK 0001114448
CUSIP: 66987V109
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: LICHTSTRASSE 35, BASEL, Switzerland (V8), CH 4056
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000861177

## Reporting persons
- UBS AM, a distinct business unit of UBS ASSET MANAGEMENT AMERICAS LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Switzerland (V8); sole voting power 126,084,217; shared voting power 0; sole dispositive power 0; shared dispositive power 139,602,467; aggregate amount beneficially owned 139,602,467 (6.4% of the class)
  Comment: This filing is being submitted as of September 30, 2024. As of this reporting date, the combined positions of UBS AM, a distinct business unit of UBS ASSET MANAGEMENT AMERICAS LLC, an aggregation unit within the Asset Management business division of UBS Group AG, were above the reportable threshold. The delay resulted from an inadvertent data issue related to UBS / Credit Suisse systems integration, which has now been identified and resolved.

## Item 1. Issuer
Name of issuer: NOVARTIS AG
Address of issuer's principal executive offices: LICHTSTRASSE 35, BASEL, SWITZERLAND, CH 4056

## Item 2. Person Filing
Name of person filing: UBS Group AG
Address of principal business office or, if none, residence:
UBS Group AG
Bahnhofstrasse 45
PO Box CH-8021
Zurich, Switzerland
Citizenship: Switzerland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 139,602,467.00
Percent of class: 6.37
Sole power to vote or to direct the vote: 126,084,217.00.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 139,602,467.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Ownership of More than 5 Percent on Behalf of Another Person. Accounts managed on a discretionary basis by the UBS Asset Management division of UBS Group AG (UBS AM) have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities. To the best of our knowledge, no account holds more than 5 percent of the outstanding securities being reported in this filing.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Identification: UBS Asset Management (Americas) LLC.
Classification: IA
In addition to UBS Group AG, the following UBS Asset Management affiliates and subsidiaries are part of the UBS Asset Management division included in this filing: UBS AG, UBS Asset Management (Americas) LLC, UBS Asset Management (Australia) Ltd, UBS Asset Management (Deutschland) GmbH,UBS Asset Management (Europe) S.A., UBS Asset Management (Hong Kong) Ltd, UBS Asset Management (Japan) Ltd, UBS Asset Management (Singapore) Ltd, UBS Asset Management (UK) Limited, UBS Asset Management Life Limited, UBS Asset Management Switzerland AG, UBS Asset Management Trust Company, UBS Fund Management (Switzerland) AG, UBS Third Party Management Company S.A. , Credit Suisse Fund Management S.A., and MultiConcept Fund Management S.A.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: UBS AM is composed of wholly-owned subsidiaries and branches of UBS Group AG. UBS Group AG is reporting direct and indirect beneficial ownership of holdings. None of the reporting persons affirm the existence of a group within the meaning of Rule 13d 5(b)(1).

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- UBS AM, a distinct business unit of UBS ASSET MANAGEMENT AMERICAS LLC: /s/ Andrew Johnson, Director (07/17/2025)